September 29, 2016

United Stated Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn.: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	Alzamend Neuro, Inc.
Offering Statement on Form 1-A
Filed August 19, 2016
File No. 367-00052

Dear Ms. Haynes:

Alzamend Neuro, Inc. (the “Company”) hereby submits a response to certain comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 15, 2016 (the “Comment Letter”) relating to the Offering Statement on Form 1-A referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form 1-A (the “Amendment No. 1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No 1. We note your certification under Item 3 of Part I that each person described in Rule 262 of Regulation A is either not disqualified under that rule or is disqualified but has received a waiver of such disqualification. However, we note your disclosure on page 48 of Part II that Milton C. Ault, III was suspended in 2012 from association with a FINRA member firm for two years and is currently ineligible to apply for association with FINRA. Because of this suspension, it appears that the exemption under Regulation A is unavailable pursuant to Rule 262(a)(6) of Regulation A. Please tell us whether you have received, or intend to apply for, a waiver from such disqualification. Please note that we will not continue our review of the offering statement while any person described in Rule 262 is subject to disqualification under the rule.

Response No. 1. The SEC adopted bad actor disqualification provisions for Regulation A in an effort “to further align the final rules for Regulation A with similar provisions [found] in Rule 506(d)” of Regulation D because the SEC “believe[s] that creating a uniform set of bad actor triggering events […] simplify due diligence, particularly for issuers that may engage in different types of exempt offerings,” such as those available under both Regulation A and Regulation D (SEC Release Nos. 33-9741 and 34-74578, collectively referred to hereinafter as the “Release”).

The Release further provides that under the final rules, triggering events that (i) were not previously included in the bad actor rules, including Rule 262(a)(6) as referenced in the Comment Letter, and (ii) precede effectiveness under the final rules, will not cause disqualification, but instead must be disclosed on a basis consistent with Rule 506(e). Rule 506(e) does not bar issuers from relying on Regulation D offerings if any matter that would have triggered disqualification under Rule 506(d) occurred prior to September 23, 2013; however, the issuer is required to provide written disclosure of such matters to potential investors, as the Company has done. Following that same logic, disqualification will not arise as a result of events that occurred prior to June 19, 2015, which is the date the provisions of Rule 262 became effective and thus issuers would not be barred from relying on the appropriate exemption in the context of Regulation A offerings, provided disclosure of such events is made.

Because the SEC’s goal was to create a more uniform set of standards for all exemptions, including bad actor disqualification provisions, issuers relying on either Regulation D or Regulation A shall be treated in a substantially similar and consistent manner.

In connection with the Regulation A offering, the Company strongly believes that Mr. Ault is not disqualified under the “bad actor” disqualification provisions provided in Rule 262 because such rules were not in effect at the time of the allegedly disqualifying event. Mr. Ault agreed to a settlement with FINRA in April of 2012 in which he did not admit to any liability or violation of any laws or rules, which settlement provided for restitution and a suspension from association with a FINRA member firm for a period of 2 years. Mr. Ault’s suspension from FINRA terminated in April of 2014, which is prior to the date Rule 262 became effective.

The disclosure included on page __ is similar to the disclosure that Mr. Ault provided in connection with and in compliance with a Regulation D offering conducted in February of this year. In addition, the Company has lightly modified Amendment No. 1 in an effort to enhance the disclosure related to Mr. Ault. By including such disclosure, the Company has, in an effort to maximize transparency both to the SEC as well as prospective investors, actually provided more information as part of the Offering Circular than Regulation A requires, considering the date of Rule 262’s effectiveness. There was no need to provide this disclosure since this is a Regulation A offering, and both the purportedly disqualifying event and the term of suspension predate the effectiveness of Rule 262.

In consideration of the foregoing discussion, we respectfully request your concurrence that Mr. Ault is neither disqualified under Rule 262 nor barred from participating in an offering governed by Regulation A and further that, consequently, no application for a waiver is germane to Mr. Ault’s participation in the Company’s proposed offering.

Part II – Offering Circular

Use of Proceeds, page 26

Comment No. 2. Please revise your disclosure to state whether any of the proceeds will be used to compensate or otherwise make payments to your officers or directors. Refer to Instruction 2 to Item 6 of Part II of the Form 1-A.

Response No. 2. The Company has made the requested disclosure; please see pp. 28 and 48.

Comment No. 3. Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified in the offering statement are not sold. Please expand to show a reasonable range of the use of net proceeds assuming the sale of only certain percentages of the securities are sold. Refer to Instruction 3 to Item 6 of Part II of the Form 1-A.

Response No. 3. The Company has made the requested disclosure; please see page 28.

Management’s Discussion and Analysis of Financial Condition . . . , page 29

Comment No. 4. Please revise your filing to describe your plan of operation for the 12 months following the commencement of the proposed offering, including whether the proceeds from the offering will satisfy your cash requirements for the next six months. If this information is not available, state the reasons for its unavailability. Refer to Item 9(c) of Part II of the Form 1-A.

Response No. 4. The Company has made the requested disclosure; please see page 33.

Plan of Distribution, page 53

Comment No. 5. Please provide us with an analysis supporting your conclusions regarding the availability of the safe harbor or Rule 3a4-1 of the Exchange Act for the participation of your officers and directors in your offering.

Response No. 5. Since Mr. Ault is not a “bad actor” under the disqualification provisions in Rule 262 of Regulation A, an analysis regarding the availability of either the safe harbor or Rule 3a4-1 of the Exchange Act is not applicable.

The Company does not presently plan to engage a member of FINRA in connection with its offering. While the Company is not presently seeking qualification of Amendment No. 1, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (949) 346-5822 or our counsel Henry Nisser at (212) 930-9700.

Very truly yours,

/s/ Will Horne
Chief Financial Officer